Exhibit 99.2

CLICK HOLDINGS LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the Six Months Ended June 30, 2024

The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and related notes thereto.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain statements that may be deemed “forward-looking statements” within the meaning of United States of America securities laws.  All statements, other than statements of historical fact, that address activities, events or developments that we intend, expect, project, believe or anticipate and similar expressions or future conditional verbs such as will, should, would, could or may occur in the future are forward-looking statements. Such statements are based upon certain assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. These statements include, without limitation, statements about our anticipated expenditures, the potential size of the market for our services, future development and/or expansion of our services in our markets, our ability to generate revenues. Our actual results will likely differ, perhaps materially, from those anticipated in these forward-looking statements as a result of macroeconomic factors, The forward-looking statements included in this report are subject to a number of additional material risks and uncertainties, including but not limited to the risks described in our filings with the Securities and Exchange Commission.

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the related notes to those statements included in this filing. In addition to historical financial information, this discussion may contain forward-looking statements reflecting our current plans, estimates, beliefs and expectations that involve risks and uncertainties. As a result of many important factors, our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements.

Results of Operations

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Revenue

Revenue increased by approximately $0.4 million or 14.3% from approximately $2.8 million for the six months ended June 30, 2023 (“6M2023”) to approximately $3.2 million for the six months ended June 30, 2024 (“6M2024”), mainly because of the increase in revenue from the provision of logistics and other solution services of approximately $0.6 million partially offset by the decrease in revenue from the provision of nursing solution services of approximately $0.3 million. The increase in revenue from the provision of logistics and other solution services was mainly attributable to the rapid expansion of this sector during the 6M2024 in particular the additional demand for placement of works from a major customer starting in April 2024. Revenue contribution from the provision of logistics and other solution services increased from approximately 31.1% in 6M2023 to 47.0% in 6M2024.

Cost of revenue

Cost of revenue increased by approximately $0.2 million or 10.0% from approximately $2.0 million in 6M2023 to approximately $2.2 million in 6M2024. Such increase was due to the increase in costs to vendors in relation to the logistics and other solution services.

Gross profit

Gross profit increased by approximately $0.2 million, or 25.0%, from $0.8 million in 6M2023 to $1.0 million in 6M2024, which was primarily due to (i) an improvement in gross profit margin for the provision of professional solution services; and (ii) increase in revenue from the provision of logistics and other solution services in 6M2024. Gross profit margin increased from approximately 27.8% in 6M2023 to 30.0% in 6M2024. The increase in gross profit margin in 6M2024 was mainly attributable to the departure of certain employees resulting in reduction in cost of revenue and increase in gross profit margin for professional solutions services in 6M2024.

General and administrative expenses

General and administrative expenses were approximately 13.0% and 12.7% of total revenue in 6M2024 and 6M2023, respectively. The increase in general and administrative expenses by approximately $57,427, or 16.2%, was mainly due to the increase in staff costs of back office for the expansion of operation in 6M2024.

Other expense, net

Other expense, net increased by approximately 169.2% from $4,355 in 6M2023 to $11,725 in 6M2024, which was mainly due to the increase in interest expense on bank loans.

Income tax expense

Income tax expense was $50,415 and $18,055 for each of the six months ended June 30, 2024 and 2023, respectively. The increase was mainly due to the increase in net income before provision for income taxes. The income before provision of income tax in 6M2023 was partly absorbed by the tax loss carried forwards from the year ended 31 December 2022, thus less income tax expense was provided in 6M2023.

Net income

We recorded net income of approximately $0.5 million in 6M2024, compared to approximately $0.4 million in 6M2023. Such increase was attributable to the increase in revenue and gross profit margin, partially offset by the increase in general and administrative expense in 6M2024.

Basic and diluted EPS

Basic and diluted EPS remained stable at approximately $0.03 per ordinary share for 6M2024 and 6M2023, respectively.

Liquidity and Capital Resources

We financed our operations primarily through cash flows from operations and loans from banks, if necessary. As of June 30, 2024, we had cash and cash equivalents of $221,047 and outstanding bank loans of $448,718. The bank loans bore interest ranging from 5.47% to 6.11%. As of June 30, 2024, our current assets were approximately $1.4 million, and our current liabilities were approximately $0.9 million. As of December 31, 2023, our current assets were approximately $1.4 million, and our current liabilities were approximately $1.2 million. Our current ratio improved from approximately 1.2 for the year ended December 31, 2023 to 1.6 in 6M2024.

Cash Flow

The following summarizes the key components of our cash flows for 6M2024 and 6M2023:

Operating Activities

For 6M2024 and 6M2023, our net cash used in or provided by operating activities were primarily derived from cash inflow from our net income adjusted for (i) net non-cash expenses comprising depreciation, non-cash lease expense, and provision for expected credit losses, and (ii) net change in operating assets and liabilities, including accounts receivable, prepaid expenses and other current assets, due from related parties, accounts payable, accrued expenses and other liabilities, advance from customers, due to a related party, income tax payable and lease liabilities.

Net cash used in operating activities was $30,520 for 6M2024 compared to net cash provided by operating activities of $203,081 for 6M2023, representing a decrease of $233,601. Such decrease was primarily due to unfavorable net change in operating assets and liabilities, partially offset by the increase in net income.

Investing activities

Net cash used in investing activities for 6M2024 and 6M2023 were $2,255 and $1,114, respectively, which represent cash payment for purchase of property and equipment.

Financing activities

For 6M2024, net cash used in financing activities was approximately $0.2 million, mainly consisted of repayments on bank loans of approximately $0.8 million and deferred offering cost of approximately $0.7 million, which were offset by proceeds from bank loans of approximately $0.7 million and proceeds from issuance of ordinary shares of approximately $0.5 million. For 6M2023, net cash used in financing activities was approximately $0.3 million, mainly consisted of repayments on bank loans of approximately $1.3 million, which were offset by proceeds from bank loans of approximately $1.0 million.

For more information, please contact:

Click Holdings Limited
Unit 709, 7/F., Ocean Centre
5 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong
Email: admin@clickholdings.com.hk
Phone: +852 2691 8200